UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of November 2011

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                           No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 14, 2011

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Manabu Ishii
Name:	Manabu Ishii
Title:	Chief Manager, General Affairs
Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc.

Announcement Regarding Subscription to New Shares issued by

Mitsubishi UFJ Securities Holdings through Allotment to the Existing Shareholder

Tokyo, November 14, 2011 — Mitsubishi UFJ Financial Group, Inc. (MUFG) announces that today MUFG has decided to subscribe to full amount of the increase in the capital of Mitsubishi UFJ Securities Holdings Co., Ltd. (MUSHD) through allotment to the existing shareholder.

This capital increase is an early stage initiative for establishing a robust capital base of MUSHD, a holding company of core securities company of MUFG Group (Mitsubishi UFJ Morgan Stanley Securities Co., Ltd.), aimed at ensuring MUSHD has a sound financial base in this new competitive environment.

1. Overview of capital increase through allotment to the existing shareholder

(1) Subscription method:	Allotment to the existing shareholder
(2) Total amount to be paid for shares subscribed:		¥20 billion
(3) Amount of increase in capital and capital reserve:
	Capital:	¥10 billion
	Capital reserve:	¥10 billion
(4) Payment date:	November 24, 2011

2. Overview of MUSHD

(1) Company name:	Mitsubishi UFJ Securities Holdings Co., Ltd.
(2) Representative:	Toshiro Toyoizumi, President & CEO
(3) Address:	5-2, Marunouchi, 2-chome, Chiyoda-ku, Tokyo
(4) Date of establishment:	April 1, 2010
(5) Main business:	Financial Holding Company
(6) Capital:	¥65,518 million
(7) Shareholder and ownership percentage:
	Mitsubishi UFJ Financial Group, Inc.:	100%

3. The impact on financial results

There are no impact to MUFG’s financial results.

*        *        *

Contact:

Mitsubishi UFJ Financial Group, Inc.

Public Relations Division

Tel: 81-3-3240-7651